UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70410

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23   AND ENDING 12/31/23
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Grafine Capital Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

654 Madison Avenue, Suite 1201
(No. and Street)

New York	**NY**	**10065**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis Azary	**(415)948-7994**	**dennis@grafine.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Ave, Suite 200	**Florham Park**	**NJ**	**07932**
(Address)	(City)	(State)	(Zip Code)

11/02/05	**2468**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Elizabeth Weymouth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grafine Capital Partners, LLC _____, as of 12/31 _____, 2 023 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Elizabeth K. Weymouth*

Title:
Chief Executive Officer

Notary Public

CAROLINE STODDART
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ST6147868
Qualified in Westchester County
Commission Expires 10/13/2026

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRAFINE CAPITAL PARTNERS LLC

Financial Statement

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

GRAFINE CAPITAL PARTNERS LLC

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC's auditor since 2020.
Florham Park, New Jersey
March 28, 2024

GRAFINE CAPITAL PARTNERS LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	1,370,709
Accounts receivable		1,609,714
Fixed assets		189,908
Prepaid expenses		24,309
Other assets		4,037
Investment, at fair value (cost: $1,960,000)		3,090,000
Total assets	$	6,288,677

Liabilities and Member's Capital

Accrued expenses	$	129,463
Due to related party		590,550
Accrued compensation		869,750
Total liabilities		1,589,763
Member's capital		4,698,914
Total liabilities and member's capital	$	6,288,677

See accompanying notes to financial statement.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement

December 31, 2023

1. **Nature of Business and Ownership**

Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located primarily throughout the United States.

Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and engages solely in Private Placements of Securities.

2. **Summary of Significant Accounting Policies**

Basis of Financial Statement Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP") and general practices in the broker-dealer industry.

Interest Received as Merchant Banking Revenues
The Company may receive interests in the form of equity ownership for various operational, structuring, strategic and fundraising services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each agreement, typically when assets under management have reached an agreed upon amount. The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. The Company values such securities annually at the date of the statement of financial condition.

Revenue Concentration
As of December 31, 2023, all placement fees were earned from four customers, while three customers accounted for the entire accounts receivable.

Use of Estimates
The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes
The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal, state or local income tax provision is required in the Company's financial statement.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement

December 31, 2023

2. **Summary of Significant Accounting Policies (continued)**

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Costs of repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. The Company provides for depreciation over three years.

Long-Lived Assets

Certain long-lived assets of the Company are reviewed at least annually to determine whether there are indications that their carrying value has been impaired, pursuant to guidance established by U.S. GAAP. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also revaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. At December 31, 2023, management believes these assets to be fully recoverable and are not impaired.

Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the US Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

The Allowance for Credit Losses

The allowance for credit losses under Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing an impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash, cash equivalents, fees and other receivables is not significant and, accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement

December 31, 2023

2. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes observable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Financial assets carried at fair value measured on a recurring basis at December 31, 2023 are classified in the table below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Investment	$ -	$ -	$ 3,090,000	$ 3,090,000

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments that are categorized in Level 3 of the fair value hierarchy as of December 31, 2023:

Assets	Fair Value	Valuation Technique	Inputs
Investment	$ 3,090,000	DCF Analysis	Discount Rate 25%

Subsequent Events

The Company has performed an evaluation of events that have occurred after December 31, 2023, and through March 28, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement at December 31, 2023.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement

December 31, 2023

3. Fixed Assets

Details of property and equipment at December 31, 2023 are as follows:

Fixed assets, beginning	$	168,758
Purchases		80,605
Fixed assets, ending		249,363
Less: accumulated depreciation		(59,455)
Fixed assets, net	$	189,908

Depreciation expense was $51,381 for the year ended December 31, 2023.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $650,696 at December 31, 2023, which is $544,659 in excess of its net capital requirement of $106,037. The percentage of aggregate indebtedness to net capital was (244.32)% at December 31, 2023.

The Company's business activities are limited to those of a CAB, and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

5. Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

6. Related Parties

The Company entered into a management and expense sharing agreement with Grafine Partners, LP which is the Company's parent company (the "Parent"). At December 31, 2023, the Company had an outstanding balance due to the Parent totaling $590,550 which is included in due to related party in the accompanying statement of financial condition.

Grafine Capital I, LP ("GC I") is a related private investment fund managed by Grafine Holdings GP LLC and Grafine Capital Holdings LLC who are under common ownership with the Company. GC I deploys capital directly or indirectly into differentiated investment opportunities associated with up to four separate industry investment teams ("Verticals"). The Verticals will be represented in each case by a commitment to an underlying portfolio entity. The Company has entered into agreements with the Verticals to provide operational, structuring, strategic and fundraising services.

At December 31, 2023, the Company had an outstanding balance due from the Vertical totaling $1,117,526 which is included in accounts receivable in the accompanying statement of financial condition.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement

December 31, 2023

6. Related Parties (continued)

In October 2020, pursuant to its engagement with a real estate focused Vertical ("Real Estate GP"), in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by the Real Estate GP. As a result of the discounted cash flow analysis, the Company determined the fair value of the carried interest at the time of grant to be $1,731,333. The Company valued the carried interest at approximately $3,090,000 at December 31, 2023, which was derived from a discounted cash flow analysis resulting in the change in unrealized loss of $270,000 for the year ended December 31, 2023.

The Company has entered into a placement agent agreement with a related private investment vehicle (the "Related Vehicle") to act as a placement agent. An affiliated entity of the Related Vehicle has a minority interest share of the Parent. During the year ended December 31, 2023, no placement fees were earned.

The outstanding receivable from prior year amounted to $1,148,438, of which $656,250 was received during the year. Therefore, the $492,188 remained receivable, included in accompanying statement of financial condition.

7. Compensation

For the year ended December 31, 2023, the Company incurred a number of expenses related to payroll such as base salary and bonus which are included within payroll expenses in the statement of operations. As of December 31, 2023, $869,750 of employee bonus is unpaid and included in accrued compensation in the statement of financial condition. In the prior year's statement of financial condition, accrued compensation was reflected under accrued expenses.